SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 17, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 17, 2007

TAM Begins Flights to Frankfurt November 30

Flights will use Airbus A340-500 aircraft, with the capacity to transport up to 267 passengers

São Paulo, September 17, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) will begin a new daily flight to Frankfurt, Germany on November 30. The route will be operated by the modern Airbus A340-500 aircraft, which will be delivered to the Company by the end of October. The new aircraft will be dual class (Business and Economy), with 267 seats.

The flights to Frankfurt will be during prime time, guaranteeing greater comfort and convenience for passengers, especially business travelers. Flight JJ 8070 will depart from Guarulhos International Airport, São Paulo at 10:40 p.m. and will arrive in Frankfurt at 1:30 p.m. (local time). The return journey will be by Flight JJ 8071, which will begin operations on December 1, leaving Frankfurt at 10:30 p.m. (local time) and arriving in São Paulo at 7:40 a.m.

In May, TAM singed a MOU (Memorandum of Understanding) with Lufthansa to implement codesharing on national and international routes. The agreement links the TAM Fidelity program and the Lufthansa Miles & More; it will also allow the utilization of the VIP rooms in many airports. The companies will announce the gradual implementation of these measures in the coming months.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, and held a 49.3% domestic market share and 65.3% international market share at the end of August 2007. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.